ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING *express* VARIABLE ANNUITY

Supplement dated December 15, 2011 to the Contract Prospectus dated April 29, 2011

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The following information amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Effective January 2, 2012, the contracts will no longer be available for new sales. Existing contract owners may continue to make additional premium payments, subject to the terms of the contract. Please see page 14 of your Contract Prospectus for more details.